July 3, 2025

Duncan Moir
President
21Shares Core Solana ETF
c/o 21Shares US LLC
477 Madison Avenue, 6th Floor
New York, NY 10022

       Re: 21Shares Core Solana ETF
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 13, 2025
           File No. 333-280557
Dear Duncan Moir:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
General

1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
Cover Page

2. Please identify the initial Authorized Participant here. Please also identify the initial purchaser(s) that will be acting as an underwriter. Additionally, please revise the cover page to disclose the price per Share of the initial Basket, and disclose the aggregate price of the initial Basket.
3. We note your disclosure throughout regarding cash creations and redemptions. We also note your disclosure on page 77 that "Authorized Participants will deliver SOL to the Trust's account with the SOL Custodian in exchange for Shares of the Trust, and
 July 3, 2025
Page 2

       the Trust, through the SOL Custodian, will deliver SOL to Authorized Participants when those Authorized Participants redeem Shares." Please revise your cover page to clarify if in-kind creations and redemptions will be available when the product launches, and similarly revise your disclosure throughout as applicable. Prospectus Summary
SOL and the Solana Network, page 1

4. Please balance your disclosure that "[n]o single entity owns or operates the Solana network" by discussing the influence over the direction of the development of the
       Solana network that Solana Labs and the Solana Foundation may exert. In this regard, we note your disclosure in the last paragraph on page 18.
Principal Investment Risks of an Investment in the Trust
Risks Associated with SOL and the Solana network, page 14

5. Please update the price of SOL as of a more recent date in the first bullet on the top of page 15. Please make corresponding revisions throughout your prospectus. United States Federal Income Tax Consequences
Taxation of the Trust, page 119

6. Please revise your disclosure to specify whether you will receive an opinion from counsel regarding the classification of the Trust as a grantor trust for U.S. federal income tax purposes.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters.
Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Allison M. Fumai, Esq.